Exhibit 99.1

Heritage Commerce Corp Earns $3.2 Million in Third Quarter 2007

San Jose, CA – November 1, 2007 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported that improving asset quality and strong growth in loans and deposits contributed to a profit for the third quarter of 2007. Net income was $3.2 million, or $0.24 per diluted share, for the three months ended September 30, 2007, compared to $4.4 million, or $0.36 per diluted share, for the same quarter a year ago. For the first nine months of 2007, net income was $11.3 million, or $0.91 per diluted share, compared to $12.9 million, or $1.08 per diluted share, for the same period a year ago. The quarterly results reflect costs related to the acquisition of Diablo Valley Bank (DVB), costs associated with hiring new senior bankers, and the Company's strategic shift from loan sales to retention of SBA loan production, which it announced last quarter.

"There was a lot of activity reflected in the quarterly results due to our expansion in the East Bay, which included opening a new branch office in Walnut Creek, hiring a number of senior bankers, and integrating Diablo Valley Bank. Additionally, we implemented our SBA lending division strategy change and rebuilt the SBA lending team," said Walter Kaczmarek, President and Chief Executive Officer. "The continued improvement in asset quality is another highlight for the quarter, with a decline in non-performing loans and a sizable loan recovery in the quarter."

The following items impacted the third quarter and year-to-date results:

⬧ The DVB acquisition increased total common shares outstanding by 1.7 million compared to June 30, 2006, a 15% increase.

⬧ The DVB acquisition resulted in a charge of $184,000 pre-tax, for the amortization of the mark-to-market purchase accounting adjustments of the loan and deposit portfolios. This cost is reflected in net interest income and reduced the net interest margin in the quarter by 6 basis points.

⬧ The DVB acquistion also resulted in an aggregate charge of $382,000 pre-tax, which included the core deposit intangible (CDI) amortization of $167,000, consulting agreement expense of $192,000, which expires on December 31, 2007, non-compete agreement expense of $20,000 and amortization of mark-to-market purchase accounting adjustments of the DVB building of $3,000.

⬧ Compensation expense inccreased due to the DVB acquistion and front end costs associated with the addition of senior bankers for the Company's East Bay expansion and SBA team.

  • Third quarter one-time compensation expense for DVB employees who are no longer with the Company totaled $419,000 pre-tax.

  • Up front expenses associated with the hiring of new bankers for the East Bay expansion and SBA team totaled $467,000 in the third quarter of 2007.

⬧ Gains from sale of loans dropped substantially, reflecting the strategic shift to retain SBA loan production. In the third quarter of 2007, gains on sale generated $60,000 in operating income. In the third quarter a year ago, the Company generated gains on sale of loans of $832,000.

⬧ The tax provision for the third quarter included additional income tax expense of $181,000, due to preliminary findings from an audit by the State of California Franchise Tax Board.

⬧ Strong asset quality and a sizeable recovery from a previously charged-off loan produced a reverse provision for loan losses of $500,000 in the third quarter and $736,000 in the first nine months of 2007, compared to no provision in the third quarter and a reverse provision of $603,000 in the first nine months a year ago.

Third Quarter 2007 Financial Highlights:

⬧ Credit quality improved on several metrrics

- Nonperforming loans dropped to $2.9 million, or 0.30% of total loans, at September 30, 2007, compared to $5.8 million or 0.62% of total loans at June 30, 2007, and $3.0 million, or 0.42% of total loans a year ago.

- Nonperforming assets totaled $3.4 million, or 0.25% of total assets at September 30, 2007, compared to $6.3 million, or 0.47% of total assets at June 30, 2007, and $3.0 million, or 0.28% of total assets a year ago.

- Recoveries were $868,000, or 0.37% of average loans, for the third quarter of 2007, compared to net recoveries of $281,000, or 0.16% of average loans, for the third quarter of 2006.

◆ Commericial loans increased 6% in the quarter and 35% year-over-year, and now account for 40% of total loans.

◆ Deposits grew 26% year-over-year to $1.10 billion, reflecting the strong core deposit base acquired with DVB.

◆ The conversion of DVB's operating systems into Heritage Bank of Commerce's platform was sucessfully accomplished in August 2007.

Operating Results

Net interest income increased 8% to $13.8 million for the third quarter of 2007. Year to date net interest income grew 1% to $37.9 million. The Company's mark-to-market purchase accounting adjustments on loan and deposit portfolios acquired from DVB reduced quarterly net interest income by $184,000. The amortization expense is expected to decline significantly, beginning in the fourth quarter of 2007.

The third quarter of 2007 net interest margin was 4.65%, down 46 basis points compared to 5.11% for the second quarter this year and 57 basis points from 5.22% in the third quarter a year ago. The Company's net interest margin was reduced 6 basis points as a result of the mark-to-market purchase accounting adjustments on loan and deposit portfolios due to the DVB acquisition. 2007 year-to-date, the net interest margin decreased 11 basis points to 4.92% from 5.03% for the first nine months of 2006. The decrease in net interest margin was due to the higher yield on deposit accounts. As a result, the average interest rate on savings and money market deposits increased 43 basis points to 3.43% for the third quarter of 2007, from 3.00% for the second quarter of 2007.

Noninterest income was $1.6 million for the third quarter of 2007, compared to $2.3 million for both the immediate prior quarter and the third quarter of 2006. In the first nine months of 2007, noninterest income was $6.4 million, compared to $7.5 million in the first nine months a year ago. The net gain on sale of SBA loans was $60,000 in the third quarter of 2007, compared to $832,000 in the third quarter of 2006. The loans sold in the third quarter of 2007 were in the held for sale portfolio at June 30, 2007. Total gain on sale of loans was $1.8 million in the first nine months of 2007, compared to $3.2 million a year ago, which included $672,000 from the sale of specialty loans in January 2006.

Noninterest expense increased to $10.5 million for the third quarter of 2007, compared to $8.3 million for the third quarter of 2006 and $8.5 million for the second quarter of 2007. In the first nine months of 2007, noninterest expense increased to $27.3 million from $25.6 million for the first nine months a year ago. DVB related charges accounted for $382,000, including $167,000 for core deposit amortization, $192,000 for consulting agreement, $20,000 for non-compete agreement and $3,000 for mark-to-market purchase accounting adjustments for the DVB building. Compensation expense increased 25% from the second quarter to the third quarter and increased 18% compared to the third quarter a year ago. Compensation expense increased 5% for the first nine months of 2007 compared to a year ago. The increase in compensation expense was primarily due to the acquisition of DVB and the addition of senior bankers during the third quarter of 2007.

The tax provision for the third quarter of 2007 was 40% of pre-tax income, compared to approximately 35% for the second quarter of 2007. The increase in 2007 was primarily due to adjustments resulting from an audit of the Company's California state tax returns by the State of California Franchise Tax Board.

The efficiency ratio was 68.2% in the third quarter of 2007, compared to 58.0% in the second quarter of 2007, and 55.0% in the third quarter of 2006. The efficiency ratio for the first nine months of 2007 increased to 61.6% from 56.7% a year ago.

The annualized returns on average assets (ROAA) and average equity (ROAE) for the third quarter of 2007 were 0.96% and

7.56%, compared to 1.61% and 14.43% for the quarter ended September 30, 2006, respectively. ROAA and ROAE for the first nine months of 2007 were 1.31% and 10.60%, compared to 1.57% and 14.76% for the first nine months of 2006, respectively. The annualized returns on average tangible assets (ROATA) and average tangible equity (ROATE) for the third quarter of 2007 were 1.00% and 10.55%, compared to 1.61% and 14.43% for the quarter ended September 30, 2006, respectively. ROATA and ROATE for the first nine months of 2007 were 1.33% and 12.12%, compared to 1.57% and 14.76% for the first nine months of 2006, respectively.

Balance Sheet, Capital Management and Credit Quality

At September 30, 2007, total assets were $1.33 billion, compared to $1.06 billion a year ago, and $1.35 billion at June 30, 2007. Total deposits were $1.10 billion at September 30, 2007, compared to $876 million at September 30, 2006, and $1.12 billion at June 30, 2007. Total loans were $955 million at September 30, 2007, compared to $714 million a year ago and $940 million at June 30, 2007. The Company had $6.1 million in SBA loans held for sale as of June 30, 2007, of which $2.5 million were sold in the third quarter of 2007 and the balance reclassified to the loan portfolio because the loans either no longer qualified for sale or did not have an acceptable premium for sale. The Company did not have any subprime loans or subprime exposure in the securities portfolio at September 30, 2007.

Nonperforming assets totaled $3.4 million, or 0.25% of total assets, at September 30, 2007, compared to $3.0 million, or 0.28% of total assets, a year ago, and $6.3 million, or 0.47% of total assets, at June 30, 2007.

The allowance for loan losses was $11.5 million at September 30, 2007, representing 1.20% of total loans and 398% of nonperforming loans compared to $9.4 million at September 30, 2006, representing 1.31% of total loans and 317% of nonperforming loans. At June 30, 2007, the allowance for loan losses was $11.1 million or 1.18% of total loans and 192% of nonperforming loans. Net recoveries in the third quarter of 2007 were $868,000, or 0.37% of average loans, compared to net recoveries of $281,000, or 0.16% of average loans, in the third quarter of 2006. Net charge-offs were $35,000, or 0.02% of average loans, in the quarter ended June 30, 2007.

Shareholders' equity increased 41% to $168 million, or $9.18 tangible book value per share, at September 30, 2007, compared to $119 million, or $10.22 tangible book value per share, a year ago, and $170 million, or $9.12 tangible book value per share, at June 30, 2007. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The leverage ratio at September 30, 2007 was 11.19%, compared to 13.24% at September 30, 2006, and 14.29% at June 30, 2007.

During the third quarter of 2007, the Company repurchased 279,500 shares of its common stock at an average price of $21.39 under the previously announced common stock repurchase program. The Company's Board of Directors has authorized the purchase of up to $30 million of its common stock over two years. The repurchase program expires in July 2009. Shares were purchased on the open market using available cash. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the fourth largest SBA lender in Northern California and fourteenth in the State of California, with Loan Production Offices in San Jose, Chico, Fremont, Fresno, Sacramento and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Three Months Ended: Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Percent Change From: June 30, 2007	Sept. 30, 2006	For the Nine Months Ended: Sept. 30, 2007	Sept. 30, 2006	Percent Change
Interest Income	$ 22,105	$ 18,317	$ 18,568	21%	19%	$ 57,656	$ 54,220	6%
Interest Expense	8,324	5,924	5,754	41%	45%	19,751	16,589	19%
Net Interest Income	13,781	12,393	12,814	11%	8%	37,905	37,631	1%
Provision for Loan Losses	(500)	0	0	N/A	N/A	(736)	(603)	22%
Net Interest income after Provision for Loan Losses	14,281	12,393	12,814	15%	11%	38,641	38,234	1%
Noninterest Income:								
Gain on Sale of SBA Loans	60	695	832	-91%	-93%	1,766	2,499	-29%
Gain on Sale of Capital Group Loan Portfolio	0	0	0	N/A	N/A	-	672	-100%
Servicing Income	546	534	412	2%	33%	1,596	1,321	21%
Increase in Cash Surrender Value of Life Insurance	374	353	363	6%	3%	1,071	1,070	0%
Service Charges and Other Fees on Deposit Accounts	344	336	354	2%	-3%	954	1,008	-5%
Other	315	344	338	-8%	-7%	1,028	880	17%
Total Noninterest Income	1,639	2,262	2,299	-28%	-29%	6,415	7,450	-14%
Noninterest Expense:								
Salaries & Employee Benefits	5,840	4,685	4,941	25%	18%	15,413	14,703	5%
Occupancy & Equipment	1,168	889	913	31%	28%	2,933	2,721	8%
Other	3,510	2,926	2,458	20%	43%	8,972	8,141	10%
Total Noninterest Expense	10,518	8,500	8,312	24%	27%	27,318	25,565	7%
Income Before Income Taxes	5,402	6,155	6,801	-12%	-21%	17,738	20,119	-12%
Provision for Income Taxes	2,162	2,140	2,448	1%	-12%	6,450	7,201	-10%
Net Income	**$ 3,240**	**$ 4,015**	**$ 4,353**	-19%	-26%	**$ 11,288**	**$ 12,918**	-13%

PER SHARE DATA (unaudited)								
Basic Earnings Per Share	$ 0.24	$ 0.34	$ 0.37	-29%	-35%	$ 0.92	$ 1.09	-16%
Diluted Earnings Per Share	$ 0.24	$ 0.33	$ 0.36	-27%	-33%	$ 0.91	$ 1.08	-16%
Common Shares Outstanding at Period-End	13,123,396	13,375,163	11,681,297	-2%	12%	13,123,396	11,681,297	12%
Book Value Per Share	$ 12.83	$ 12.72	$ 10.22	1%	26%	$ 12.83	$ 10.22	26%
Tangible Book Value Per Share	$ 9.18	$ 9.12	$ 10.22	1%	-10%	$ 9.18	$ 10.22	-10%

KEY FINANCIAL RATIOS (unaudited)								
Annualized Return on Average Equity	7.56%	12.17%	14.43%	-38%	-48%	10.60%	14.76%	-28%
Annualized Return on Average Tangible Equity	10.55%	12.66%	14.43%	-17%	-27%	12.12%	14.76%	-18%
Annualized Return on Average Assets	0.96%	1.50%	1.61%	-36%	-40%	1.31%	1.57%	-17%
Annualized Return on Average Tangible Assets	1.00%	1.50%	1.61%	-33%	-38%	1.33%	1.57%	-15%
Net Interest Margin	4.65%	5.11%	5.22%	-9%	-11%	4.92%	5.03%	-2%
Efficiency Ratio	68.21%	58.00%	55.00%	18%	24%	61.64%	56.71%	9%

AVERAGE BALANCES (in $000's, unaudited)								
Average Assets	$ 1,336,195	$ 1,075,271	$ 1,074,903	24%	24%	$ 1,150,486	$ 1,102,942	4%
Tangilble Average Assets	$ 1,287,936	$ 1,070,251	$ 1,074,903	20%	20%	$ 1,132,664	$ 1,102,942	3%
Average Earning Asset	$ 1,175,396	$ 972,016	$ 973,556	21%	21%	$ 1,029,042	$ 1,000,106	3%
Average Total Loans	$ 933,675	$ 730,337	$ 706,857	28%	32%	$ 788,180	$ 703,795	12%
Average Loans Held For Sale	$ 5,348	$ 12,823	$ 32,534	-58%	-84%	$ 12,288	$ 34,477	-64%
Average Deposits	$ 1,107,662	$ 880,079	$ 886,976	26%	25%	$ 944,822	$ 911,852	4%
Average Demand Deposits - Noninterest Bearing	$ 263,465	$ 223,415	$ 218,766	18%	20%	$ 234,943	$ 227,588	3%
Average Interest Bearing Deposits	$ 844,197	$ 656,664	$ 668,210	29%	26%	$ 709,879	$ 684,264	4%
Average Interest Bearing Liabilities	$ 878,799	$ 696,773	$ 713,712	26%	23%	$ 749,847	$ 734,619	2%
Average Equity	$ 170,136	$ 132,347	$ 119,690	29%	42%	$ 142,377	$ 117,048	22%
Tangible Average Equity	$ 121,877	$ 127,196	$ 119,690	-4%	2%	$ 124,555	$ 117,048	6%

CONSOLIDATED BALANCE SHEETS	End of Period:			Percent Change From:	
(in $000's, unaudited)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	June 30, 2007	Sept. 30, 2006
ASSETS					
Cash and Due from Banks	$ 51,627	$ 45,881	$ 41,438	13%	25%
Federal Funds Sold	42,600	57,810	41,000	-26%	4%
Securities Available-for-Sale, at Fair Value	150,116	169,498	173,723	-11%	-14%
Loans Held For Sale	0	6,095	23,108	-100%	-100%
Loans:					
Commercial Loans	378,777	358,095	281,488	6%	35%
Real Estate-Mortgage	325,327	330,422	227,732	-2%	43%
Real Estate-Land and Construction	205,925	203,457	160,137	1%	29%
Home Equity	39,771	42,474	41,784	-6%	-5%
Consumer Loans	4,131	4,715	1,387	-12%	198%
Total Loans	953,931	939,163	712,528	2%	34%
Deferred Loan Costs, net	727	504	1,172	44%	-38%
Loans, Net of Deferred Costs	954,658	939,667	713,700	2%	34%
Allowance for Loan Losses	(11,472)	(11,104)	(9,379)	3%	22%
Net Loans	943,186	928,563	704,321	2%	34%
Company Owned Life Insurance	38,270	37,900	35,805	1%	7%
Premises & Equipment, Net	9,441	9,186	2,494	3%	279%
Goodwill	42,996	43,172	0	0%	N/A
Intangible Assets	4,863	5,049	0	-4%	N/A
Accrued Interest Receivable and Other Assets	43,320	43,777	40,939	-1%	6%
Total Assets	$ 1,326,419	$ 1,346,931	$ 1,062,828	-2%	25%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 263,244	$ 266,404	$ 226,297	-1%	16%
Demand Deposits-Interest Bearing	146,410	162,003	133,636	-10%	10%
Savings and Money Market	468,263	448,528	349,436	4%	34%
Time Deposits, Under $100	32,341	33,735	31,522	-4%	3%
Time Deposits, $100 and Over	138,327	143,544	101,198	-4%	37%
Brokered Deposits, $100 and Over	52,179	65,439	34,009	-20%	53%
Total Deposits	1,100,764	1,119,653	876,098	-2%	26%
Securities Sold under Agreement to Repurchase	10,900	10,900	21,800	0%	-50%
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	22,678	22,522	21,892	1%	4%
Total Liabilities	1,158,044	1,176,777	943,492	-2%	23%
Shareholders' Equity:					
Common Stock	98,093	103,498	62,959	-5%	56%
Accumulated Other Comprehensive Loss	(1,258)	(2,446)	(2,306)	-49%	-45%
Retained Earnings	71,540	69,102	58,683	4%	22%
Total Shareholders' Equity	168,375	170,154	119,336	-1%	41%
Total Liabilities & Shareholders' Equity	$ 1,326,419	$ 1,346,931	$ 1,062,828	-2%	25%
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual Loans	$ 2,862	$ 3,192	$ 2,083	-10%	37%
Loans Over 90 Days Past Due and Still Accruing	18	2,604	879	-99%	-98%
Total Nonperforming Loans	2,880	5,796	2,962	-50%	-3%
Other Real Estate Owned	487	487	0	0%	N/A
Total Nonperforming Assets	$ 3,367	$ 6,283	$ 2,962	-46%	14%
Net Charge-offs (Recoveries)	$ (868)	$ 35	$ (281)	2580%	209%
Net Charge-offs (Recoveries) as Percent of Average Loans	-0.37%	0.02%	-0.16%	1950%	131%
Allowance for Loan Losses to Total Loans	1.20%	1.18%	1.31%	2%	-8%
Allowance for Loan Losses to Nonperforming Loans	398.33%	191.58%	316.64%	108%	26%
Nonperforming Assets to Total Assets	0.25%	0.47%	0.28%	-47%	-11%
Nonperforming Loans to Total Loans	0.30%	0.62%	0.42%	-52%	-29%
OTHER PERIOD-END STATISTICS					
(unaudited)					
Shareholders' Equity / Total Assets	12.69%	12.63%	11.23%	0%	13%
Loan to Deposit Ratio	86.73%	83.92%	81.46%	3%	6%
Noninterest Bearing Deposits / Total Deposits	23.91%	23.79%	25.83%	1%	-7%
Leverage Ratio	11.19%	14.29%	13.24%	-22%	-15%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's unaudited)	For the Three Months Ended September 30, 2007			For the Three Months Ended September 30, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 939,023	$ 19,282	8.15%	$ 739,121	$ 15,958	8.57%
Securities	166,782	1,919	4.56%	189,491	2,013	4.21%
Interest bearing deposits in other financial institutions	2,908	31	4.23%	2,849	36	5.01%
Federal funds sold	66,683	873	5.19%	42,095	561	5.29%
Total interest earning assets	1,175,396	$ 22,105	7.46%	973,556	$ 18,568	7.57%
Cash and due from banks	40,334			36,575		
Premises and equipment, net	9,430			2,450		
Other assets	111,035			62,322		
Total assets	$ 1,336,195			$ 1,074,903		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 153,352	$ 863	2.23%	$ 140,205	$ 783	2.22%
Savings and money market	460,596	3,981	3.43%	357,003	2,676	2.97%
Time deposits, under $100	33,379	327	3.89%	30,987	264	3.38%
Time deposits, $100 and over	137,605	1,786	5.15%	105,984	979	3.66%
Brokered time deposits, $100 and over	59,265	706	4.73%	34,031	325	3.79%
Notes payable to subsidiary grantor trusts	23,702	585	9.79%	23,702	587	9.83%
Securities sold under agreement to repurchase	10,900	76	2.77%	21,800	140	2.55%
Total interest bearing liabilities	878,799	$ 8,324	3.76%	713,712	$ 5,754	3.20%
Demand, noninterest bearing	263,465			218,766		
Other liabilities	23,795			22,735		
Total liabilities	1,166,059			955,213		
Shareholders' equity:	170,136			119,690		
Total liabilities and shareholders' equity	$ 1,336,195			$ 1,074,903		
Net interest income / margin		$ 13,781	4.65%		$ 12,814	5.22%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's unaudited)	For the Nine Months Ended September 30, 2007			For the Nine Months Ended September 30, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 800,468	$ 49,541	8.27%	$ 738,272	$ 46,023	8.33%
Securities	170,650	5,853	4.59%	195,394	5,782	3.96%
Interest bearing deposits in other financial institutions	2,928	104	4.75%	2,805	96	4.58%
Federal funds sold	54,996	2,158	5.25%	63,635	2,319	4.87%
Total interest earning assets	1,029,042	$ 57,656	7.49%	1,000,106	$ 54,220	7.25%
Cash and due from banks	36,299			36,584		
Premises and equipment, net	5,116			2,439		
Other assets	80,029			63,813		
Total assets	$ 1,150,486			$ 1,012,942		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 143,685	$ 2,409	2.24%	$ 148,879	$ 2,451	2.20%
Savings and money market	369,268	8,721	3.16%	359,642	7,455	2.77%
Time deposits, under $100	31,873	917	3.85%	32,475	761	3.13%
Time deposits, $100 and over	113,694	3,865	4.55%	108,419	2,729	3.37%
Brokered time deposits, $100 and over	51,359	1,757	4.57%	34,849	983	3.77%
Notes payable to subsidiary grantor trusts	23,702	1,749	9.87%	23,702	1,724	9.72%
Securities sold under agreement to repurchase	16,266	333	2.74%	26,653	486	2.44%
Total interest bearing liabilities	749,847	$ 19,751	3.52%	734,619	$ 16,589	3.02%
Demand, noninterest bearing	234,943			227,588		
Other liabilities	23,319			23,687		
Total liabilities	1,008,109			985,894		
Shareholders' equity:	142,377			117,048		
Total liabilities and shareholders' equity	$ 1,150,486			$ 1,102,942		
Net interest income / margin		$ 37,905	4.92%		$ 37,631	5.03%